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                              September 22, 2021

       Michael Brophy
       Chief Financial Officer
       Natera, Inc.
       13011 McCallen Pass
       Building A Suite 100
       Austin, Texas 78753

                                                        Re: Natera, Inc.
                                                            Form 10-K for the
Year Ended December 31, 2020
                                                            Form 10-Q for the
Period Ended June 30, 2021
                                                            File No. 001-37478

       Dear Mr. Brophy:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-Q for the Period Ended June 30, 2021

       10. Debt
       Convertible Notes, page 34

   1. We note that the conversion rate and corresponding conversion price of the Convertible
                                                        Notes due 2027 are
subject to adjustment upon the occurrence of certain events.
                                                        Specifically, the
holders of the Convertible Notes who redeem their Convertible Notes in connection with a
make-whole fundamental change are, under certain circumstances, entitled to an increase
in the conversion rate. Please tell us what consideration was given to ASC 815-15 in
assessing whether the conversion features of these Convertible Notes should be accounted for
as a derivative.
 Michael Brophy
FirstName
Natera, Inc.LastNameMichael Brophy
Comapany 22,
September   NameNatera,
                2021     Inc.
September
Page 2      22, 2021 Page 2
FirstName LastName
Form 10-K for the Year Ended December 31, 2020

Note 1. Description of Business, page 94

2.       We note that the company operates in one segment, which is the development and
         commercialization of molecular testing services, applying its proprietary technology in the
         fields of women   s health, oncology and organ health. The Company
also has
         multiple product offerings including: Panorama Non-Invasive Prenatal Test that screens for chromosomal abnormalities of a fetus as well as in twin pregnancies; Signatera, which detects circulating tumor DNA in patients previously diagnosed with cancer to assess molecular residual disease and monitor for recurrence; and Prospera, to assess organ transplant rejection. We also note the following:
             On your website, you describe yourself as a global leader in cell-free DNA testing
              with a focus on women   s health, oncology, and organ health;
             Your leadership team per your website consists of General Managers for each of the
              following areas: Women   s Health, Oncology, and Organ Health;
             During your earnings call held on August 5, 2021, there were multiple references to
              the Women   s Health business as well as separate discussions
related to Organ Health
              and Oncology; and
             We note that your leadership team per your website consists of General Managers for
              each of the following areas: Women   s Health, Oncology, and
Organ Health.

         In light of the above, please help us better understand how you determined that you have only one operating segment based on the guidance of ASC 280-10-50. Please specifically address the following:
             Tell us the title and describe the role of the Chief Operating Decision Maker
              ("CODM") and each of the individuals that report to the CODM;
             Identify and describe the role of each segment manager;
             Tell us how often the CODM meets with his/her direct reports, the financial information the CODM reviews to prepare for those meetings, the financial information discussed in those meetings, and who else attends those meetings;
             Describe the information regularly provided to both the CODM and the Board of
              Directors, and how frequently it is prepared;
             Explain how budgets are prepared, who approves the budget at each step of the process, the level of detail discussed at each step, and the level at which the
              CODM makes changes to the budget; and
             Describe the basis for determining the compensation for each of the individuals that report to the CODM.

3. In light of the various product offerings disclosed, please tell us what consideration you gave to providing the product and service disclosures required by ASC 280-10-50-40.
 Michael Brophy
Natera, Inc.
September 22, 2021
Page 3


        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Nudrat Salik at (202) 551-3692 or Terence O'Brien at
(202) 551-3355 with
any questions.



FirstName LastNameMichael Brophy                          Sincerely,
Comapany NameNatera, Inc.
                                                          Division of
Corporation Finance
September 22, 2021 Page 3                                 Office of Life
Sciences
FirstName LastName